Exhibit 99.1

May 28, 2024	TSX.V: GRZ NR-24-06

GOLD RESERVE ANNOUNCES PRIVATE PLACEMENT INCLUDING FOR PURPOSES OF FUNDING A POTENTIAL TRANSACTION IN RELATION TO THE SALE OF THE SHARES OF PDV HOLDINGS, INC., UNDER THE DELAWARE PROCEEDINGS

SPOKANE, Washington – May 28, 2024 – Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) announced today that it has entered into an agreement with a lead agent and bookrunner (the “Agent”) to undertake a best efforts private placement of Class A common shares of the Company (the "Common Shares") for anticipated gross proceeds of up to US$10 million at a price per Common Share of US$3.50 (the “Share Offering”). The Share Offering is expected to be completed on a best efforts basis pursuant to a formal agency agreement to be entered into between the Company and the Agent, as lead agent and bookrunner.

The number of Common Shares to be sold will be determined in the context of the market in conjunction with the marketing efforts and there can be no assurance as to completion of the Share Offering. The closing of the Share Offering is expected to occur on or about June 7, 2024 (the “Offering Closing Date”) and is subject to the completion of formal documentation and receipt of regulatory approvals, including the approval of the TSX Venture Exchange.

The Company has granted the Agent an over-allotment option exercisable, in whole or in part, in the sole discretion of the Agent, to arrange for the purchase of up to an additional 50% of the number of Common Shares sold in the Share Offering at any time up to two days prior to the Offering Closing Date, on the same terms and conditions as the Share Offering. If exercised in full, the Company would raise up to US$15 million in gross proceeds from the issuance of Common Shares.

The Common Shares will be offered on a private placement basis pursuant to applicable exemptions in each of the provinces of Canada under National Instrument 45-106 – Prospectus Exemptions and in the United States on a private placement basis pursuant to applicable exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and applicable state securities laws, and in such other jurisdictions as may be permitted. The Common Shares issuable to Canadian subscribers in connection with the Share Offering will be subject to a statutory hold period in Canada which will run for four months from the Offering Closing Date of the Share Offering. Any Common Shares sold to investors outside of Canada will be sold pursuant to OSC Rule 72-503.

The net proceeds of the Share Offering are expected to be used to assist in funding certain expenses in connection with the Company evaluating and considering a potential transaction (the “Potential Transaction”) in relation to the sale of the common shares of PDV Holdings, Inc. (“PDVH”), the indirect parent company of CITGO Petroleum Corp (the “Sale Process”). In connection with the Potential Transaction, ancillary non-equity funding beyond the Share Offering will be required, which the Company is separately pursuing. There can be no assurance that the Potential Transaction will be consummated and in such case, the net proceeds of the Share Offering may also be used for working capital and general corporate purposes.

The securities referred to in this news release have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, "U.S. persons" (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements. This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

On Behalf of the Board of Directors

Paul Rivett
Executive Vice-Chairman

Gold Reserve Inc. Contact

Jean Charles Potvin

999 W. Riverside Ave., Suite 401 Spokane, WA 99201 USA

Tel: (509) 623-1500

Fax: (509) 623-1634

Cautionary Statement Regarding Forward-Looking statements

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. They are frequently characterized by words such as "anticipates", "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed", "positioned" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements contained in this press release include, but are not limited to, statements relating to the Share Offering and the Potential Transaction.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual events, outcomes or results of Gold Reserve to be materially different from our estimated outcomes, results, performance, or achievements expressed or implied by those forward-looking statements, including but not limited to: failure to obtain any necessary regulatory approvals in connection with the Share Offering; the completion of the Share Offering and the closing thereof; the entering of definitive documentation (including the terms thereof) with respect to any ancillary funding and the completion thereof; that the proceeds obtained under the Share Offering or any ancillary funding will be less than expected; the failure of the Company to negotiate or enter into any agreements required for the Share Offering or any ancillary funding; the failure of the Company to negotiate and/or submit a Potential Transaction, including as a result of failing to obtain sufficient equity and/or debt financing to fund the expenses in connection with any Potential Transaction; that the proceeds of any equity/debt financing are used for purposes other than expenses associated with the making of any Potential Transaction; that the Potential Transaction may not close due to the Sale Process not being completed, including as a result of the United States Office of Foreign Asset Control (“OFAC”) not granting an authorization in connection with any potential sale of PDVH shares and/or whether it changes its decision or guidance regarding the Sale Process; failure of the Company or any other party to obtain any required shareholders and/or regulatory approvals (including approvals of the TSX Venture Exchange) for, or satisfy other conditions to effect, any transaction related to the Potential Transaction; that the Company forfeit any cash amount deposit made due to failing to complete the Potential Transaction or otherwise; that the making of the Potential Transaction or any transaction resulting therefrom may involve unexpected costs, liabilities or delays; that, prior to or as a result of the completion of any transaction contemplated by a Potential Transaction, the business of the Company may experience significant disruptions due to transaction related uncertainty, industry conditions or other factor; the ability to enforce the writ of attachment granted to the Company; the timing set for various reports and/or other matters with respect to the Sale Process may not be met; the ability of the Company to otherwise participate in the Sale Process (and related costs associated therewith; the amount, if any, of proceeds associated with the Sale Process; the competing claims of certain creditors, the “Other Creditors” (as detailed in the applicable court documents filed with the Delaware Court) of Venezuela and the Company, including any interest on such creditors’ judgements and any priority afforded thereto; uncertainties with respect to possible settlements between Venezuela and other creditors and the impact of any such settlements on the amount of funds that may be available under the Sale Process; and the proceeds from the Sale Process may not be sufficient to satisfy the amounts outstanding under the Company’s September 2014 arbitral award and/or corresponding November 15, 2015 U.S. judgement in full and the ramifications of bankruptcy with respect to the Sale Process and/or the Company’s claims, including as a result of the priority of other claims. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Information Form on Form 40-F and Management’s Discussion & Analysis for the year ended December 31, 2023 and other reports that have been filed on SEDAR+ and are available under the Company’s profile at www.sedarplus.ca and which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar, as well as subsequent filings on such platforms.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.